EXHIBIT 99.1

B2Gold Provides Construction Update for the Goose Project in Nunavut, Canada; Construction on Budget and on Track to Pour First Gold in Q1 2025

VANCOUVER, British Columbia, Sept. 18, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to provide a construction update on the Goose Project, located in the 100% owned Back River Gold District in Nunavut, Canada. B2Gold acquired the Back River Gold District as part of the acquisition of Sabina Gold & Silver (“Sabina”) in April 2023.

Goose Project Update Highlights

  Goose Project on schedule for first gold pour in Q1 2025: All long lead items for the 2024 construction season have been received at B2Gold’s freight consolidation points, prepped for ship transport and currently the 2023 sealift is underway, which includes delivery of 24 million litres of diesel fuel.
  Construction capital expenditures remain in line with June 2023 estimate of C$800 million: The updated construction capital expenditure by B2Gold of C$800 million, plus an additional C$90 million for accelerating underground development, remains in line with B2Gold’s last estimate as of June 2023. To date, capital expenditures are in line with the Company’s expectations, with approximately C$530 million total cash spent on the project to date (by B2Gold and Sabina).
  Accelerated underground mining plan adopted to increase average gold production in the first five years to over 300,000 ounces per year: Underground development at the Umwelt deposit and open pit mining at the Echo deposit is progressing. The Echo open pit is scheduled to be mined out and stockpiled prior to process plant commissioning in order to provide tailings storage capacity.
  Concrete and steel work in the mill area progressing ahead of schedule: Erection of structural steel has commenced, with building cladding to begin shortly. The Company expects the ball mill to be set in place in December 2023, ahead of schedule, which significantly de-risks the construction schedule for mill completion and first gold pour in Q1 2025.
  Phase 1 of the accommodation complex opened in July 2023: Phase 1 of the accommodation complex includes 310 beds at the permanent site location, which together with the 160 beds located at the existing exploration camp, provide the necessary accommodation to support accelerated construction, mining and exploration activities.
  Earthworks necessary to extend airstrip to be completed in September 2023: Planned extension of the airstrip to 5,000 feet will allow large capacity, fully loaded passenger planes to land at the Goose Project during the 2024 construction campaign.
  Winter ice road preparations are well underway: The Request for Proposal process has closed for the selection of the winter ice road constructor and a decision is expected to be made before the end of September. The contractor will be managed by B2Gold’s experienced ice road construction team. The execution strategy for the 2024 ice road season involves an earlier start to the road construction than previous years, which contributes to de-risking the trucking season. In addition, the ice road construction will begin from the middle and work outwards in each direction, which should enable the ice road to be completed earlier than in prior seasons.
  11,000 meters of drilling over 44 drill holes has been completed to date in 2023 at Back River: The drill program at the Goose Project has focused on testing the Umwelt and Llama deposits down-plunge for resource confirmation and resource expansion, as well as various regional targets. The drill program is anticipated to run through December 2023.

Goose Project Capital Expenditures

On June 23, 2023, the Company announced an initial construction capital expenditure estimate of C$800 million, which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project as well as industry inflation. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine for the arctic. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, which entails mining of the complete Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project expenditure of C$890 million.

Goose Project Infrastructure

Goose Project Site Overview – September 2023

Marine Laydown Area

The purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials have been provided to the ports for the 2023 sealift. Following the acquisition of Sabina, the Marine Laydown Area (“MLA”) located on Bathurst Inlet, Nunavut was reorganized to maximize space for the 2023 sealift that is currently underway. Additionally, the fuel tank containment area at the MLA was enlarged to facilitiate increased storage. The MLA has an approximately 70 person camp, a 3,000 foot gravel airstrip and heliport, and over 65,000 meters2 of outdoor storage area.

The 2023 sealift is currently underway with an expected shipping volume of 70,000 meters cubed of dry cargo and 24,000,000 liters of arctic grade diesel fuel. As at August 31, 2023, the MLA has received its first two ships and three barges for off-load as part of the 2023 sealift, with four additional ships en-route carrying materials to the MLA from ports located globally.

Marine Laydown Area offloads – September 2023

Accommodation Complex

Phase 1 of the accommodation complex opened in July 2023, including sleeping quarters, office area, medical center, gymnasium, kitchens, and water treatment. Phase 1 of the accommodation complex includes 310 beds at the permanent site location, which together with the 160 beds located at the existing exploration camp, provide the necessary accommodations to support accelerated construction, mining and exploration activities to ensure an on-time project completion. Phase 2 of the accommodation complex will further expand the permanent camp. Phase 2 materials have already started to arrive at the MLA and are ready for transport to the Goose Project site and will be integrated into the complex prior to the 2024 summer construction season.

Goose Project accommodation complex overview – August 2023

Goose Project accommodation complex – September 2023

Concrete and Steel Work

Concrete and steel work in the mill area are progressing ahead of schedule. The first concrete pour was completed in July 2023, with approximately 30% of the 2023 concrete foundations and pads complete within the mill area, power house and truck shop as of August 31, 2023. Over 2,000,000 kilograms of structural steel and approximately 500,000 kilograms of plate steel has arrived at site. Erection of the structural steel has commenced for the mill area, power house and truck shop, and cladding will begin in the near term. Enclosure of these buildings will allow for work to continue through the colder months and remain on schedule. Additionally, it is expected that the ball mill will be set in place in December 2023, ahead of schedule, allowing the focus for the start of 2024 to shift to piping.

Goose Project mill building structural steel – August 2023

Goose Project truck shop structural steel – September 2023

Goose Project mill building structural steel – September 2023

Winter Ice Road

The 163 kilometer winter ice road between MLA and the Goose Project will operate between February and end of-April, depending on temperatures. In 2023, over 800 loads were completed along the ice road. Work on the ice road is expected to start in December 2023. Ice road construction will begin from the middle and work outwards in each direction, allowing for completion of the majority of the road before the sea ice freezes, as the sea ice freezes last. This construction strategy should enable the ice road to be completed earlier than in prior seasons.

Airstrip

Earthworks necessary to extend the airstrip are expected to be completed in September 2023. Planned extension of the airstrip to 5,000 feet will allow large capacity, fully loaded passenger planes to land at the Goose Project during the 2024 construction campaign. B2Gold expects that this will make employee and contractor rotations and supplying the project site from Edmonton significantly easier and will further de-risk the project.

Goose Project Mine Development

B2Gold made the decision to accelerate underground mining development to increase average gold production in the first five years to over 300,000 ounces per year. Mining development is progressing at the Echo open pit, which will be mined out prior to process plant commissioning in order to provide tailings storage capacity. Underground mining has exceeded 1,300 meters of horizontal development and the initial ventilation raise is expected to be completed in October 2023.

Underground mining is scheduled to mine and backfill the full Umwelt pillar earlier in the mine life than in prior mine plans, which is expected to contribute over 150,000 ounces of gold production to the life of mine plan. Geotechnical and mine design and engineering continues and is expected to be finalized in the fourth quarter of 2023. The underground development is currently less than 500 meters away from commencing ore production at the Umwelt crown pillar.

Goose Project Update Life of Mine Plan

The B2Gold technical team continues to analyze ways to optimize the Goose Project life of mine plan. Areas of optimization currently being studied include:

  Mining of the Umwelt crown pillar
    The crown pillar between the Umwelt open pit and underground mining areas contains over 150,000 ounces of gold and was only partially included in prior production schedules.
    Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit.
  Underground mining method
    The B2Gold engineering team has determined that most of the Umwelt underground mine can be mined effectively with long-hole stoping, which is expected to reduce costs and increase ore production rates.
  Renewable power generation
    The Sabina team previously identified the potential for wind power generation, and studies are in progress by B2Gold to identify the best solution and to quantify the potential operational and cost impact to the Goose Project.

B2Gold expects to complete an updated Goose Project life of mine plan in the second half of 2023.

Back River Exploration Update

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold has approved a US$20 million exploration budget for the balance of 2023 to complete approximately 27,000 meters of drilling. Drilling will be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Drilling at the Goose Project began in early August with two drill rigs. By the end of August 2023, 5,000 meters of drilling had been completed over 18 drill holes, with 5 drill rigs currently operating. The objectives for the drilling program at Goose include:

  Select drill holes for a reagent optimization metallurgic sample;
  Test the Umwelt and Llama deposits down-plunge for resource confirmation and resource expansion; and
  Test regional targets at the Goose Project that were developed based on structural modeling and geophysical re-processing.

The drill program at the Goose Project is expected to last until December 2023.

26 drill holes and 6,009 meters of drilling was completed at the George Project. The program was designed to test several targets at George over a strike length of 10 kilometers. Assay results are still pending for some holes due to wildfire related issues in Yellowknife, which affected logistics and access to the prep lab.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the completion of mill construction at the Goose Project being completed in the first quarter of 2025; the capital cost estimate for the Goose Project being approximately C$890 million; the underground mining now scheduled to include 150,000 ounces from the Umwelt crown pillar; the Umwelt underground mine being mined with long-hole stoping, which could reduce costs and increase ore production rates; the identification of various items that will be added to the original Sabina scope in order to de-risk the construction phase and maximize the long-term value of the asset; the setting of the ball mill in December 2023; the 2024 winter ice road commencing operation in February 2024; the earthworks necessary to extend the airstrip being completed in September 2023. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com